[COLUMBIA THREADNEEDLE LETTERHEAD]

Wanger Advisors Trust

227 W. Monroe Street

Suite 3000

Chicago, Illinois 60606

July 1, 2019

Ladies and Gentlemen:

With respect to Wanger Select, a series Wanger Advisors Trust (the “Fund”), Columbia Management Investment Services Corp., the Fund’s transfer agent (“CMIS”), hereby contractually undertakes as of the date hereof to waive a portion of the service fee (“Service Fee”) that would otherwise be payable to CMIS under the Transfer, Dividend Disbursing and Shareholders’ Servicing Agreement dated as of May 1, 2010 between the Trust, on behalf of the Funds, and CMIS (the “Transfer Agent Agreement”) and the Side Letter Agreement between the Trust and CMIS dated as of July 1, 2017 relating to the Transfer Agent Agreement, such that from July 1, 2019 through April 30, 2020, the annual Service Fee paid by Wanger Select shall not exceed 0.14% of the Fund’s average daily net assets, provided that in no event shall the Service Fee exceed the payments made by CMIS to Participating Insurance Companies, Qualified Plans or their sponsors and other authorized investors (together, “Participating Organizations”) for services each such Participating Organization provides to its clients, customers and participants investing directly or indirectly in such Fund.

This undertaking shall be binding upon any successors and assignees of CMIS.

Very truly yours,

COLUMBIA MANAGEMENT INVESTMENT SERVICES, CORP.

/s/ Lyn Kephart-Strong
Lyn Kephart-Strong

Agreed and accepted by
WANGER ADVISORS TRUST

/s/ Matthew Litfin
Matthew Litfin
Co-President